Exhibit 21.1

Subsidiaries and Partnerships of Plains All American Pipeline, L.P.

Corporations

•	Plains Marketing GP Inc.

•	PMC (Nova Scotia) Company

Partnerships

•	Plains Marketing, L.P.

•	All American Pipeline, L.P.

•	Plains AAP, L.P.

•	Basin Pipeline Holdings, L.P.

•	Rancho Pipeline Holdings, L.P.

Limited Liability Companies

•	Plains All American GP LLC

•	Plains Marketing Canada LLC

•	Basin Pipeline Holdings GP LLC

•	Rancho Pipeline Holdings GP LLC